HORACE L. NASH PARTNER	HNASH@FENWICK.COM (650) 335-7934

June 28, 2010

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4631

Attention:	Jay E. Ingram
Era Anagnosti
Tricia Armelin
Melinda Hooker
Division of Corporation Finance

Re:	Amyris, Inc. (formerly Amyris Biotechnologies, Inc.)
Registration Statement on Form S-1
File No. 333-166135

Ladies and Gentlemen:

On behalf of Amyris, Inc., formerly Amyris Biotechnologies, Inc. (“Company”), we are transmitting herewith Amendment No. 3 (“Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-166135) originally filed by the Company with the Securities and Exchange Commission (“Commission”) on April 16, 2010 (“Registration Statement”). We also enclose a hard copy of the Amendment that is marked to show changes from Amendment No. 2 to the Registration Statement, filed on June 23, 2010.

In the Amendment, the Company revised the Registration Statement to file exhibits 10.48, 10.49, 10.50 and 10.51, and to update disclosures in the “Risk Factors” and “Business” sections. The Company is concurrently submitting a request for confidential treatment of portions of exhibits 10.48, 10.49 and 10.50.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7934.

Sincerely,

/s/ Horace Nash
Horace L. Nash

cc:

John Melo, Chief Executive Officer and President

Jeryl Hilleman, Chief Financial Officer

Tamara Tompkins, General Counsel

Amyris, Inc.

Jeffrey Saper

Allison Spinner

Wilson Sonsini Goodrich & Rosati, P.C.